UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2018

Commission File Number: 000-54290

 Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated April 27, 2018

Item 1

RELEVANT INFORMATION

Bogotá, April 27, 2018. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following, with respect to the collapse of Tower B of the Chirajara Bridge, located at Kilometer 64 of the Bogotá – Villavicencio highway, on January 15, 2018:

1.	In order to determine the causes of the collapse, Concesionaria Vial de los Andes- Coviandes S.A.S. (“Coviandes”) hired Modjeski & Masters, a well-known American consultant with expertise in forensic studies regarding suspension bridges.

2.	The results of the investigation conducted by Modjeski & Masters have determined that the collapse of Tower B of the Chirajara Bridge was caused by design errors.

3.	Additionally, the sample tests of concrete, support steel and post-tensed cables led to the conclusion that the quality of the materials used for the construction of the bridge was above the standards required for its design. This conclusion refutes hypothesis of low quality of the materials used in the construction and cost saving reasons as the alleged cause of the collapse.

4.	Regarding Tower C, which remains standing, the results of the investigation identified the presence of fissures that led the consultant to recommend its demolition. With respect to the foundations of Tower C, the structural and geo-technics evaluation conducted by the forensic expert concluded that such foundations: (i) could be used to support a similar bridge and (ii) did not have any incidence in the collapse of Tower B.

5.	Tower C will be demolished as soon as the required authorizations are obtained.

6.	In the meantime, Coviandes will continue performing activities aimed to resuming the construction works as soon as possible.

7.	The bridge was designed by Area Ingenieros Consultores S.A.S., a company appointed by Gisaico S.A., subcontractor in charge of the construction of the bridge.

8.	The Chirajara bridge is part of the concession agreement awarded to Coviandes for the construction of the Bogotá-Villavicencio highway (El Tablón –Chirajara Sector), in which Coninvial S.A.S. (“Coninvial”) acts as the constructor in charge of the works.

9.	Coviandes and Coninvial are subsidiaries of Corficolombiana S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel